Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

Note:

On September 30, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

The following is a press release filed with the AIM Market of the London Stock Exchange on October 2, 2009.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FOR IMMEDIATE RELEASE	2 OCTOBER 2009

Resaca Exploitation, Inc.

(“Resaca” or “the Company”)

Results for the fiscal year ended 30 June 2009

Resaca (AIM:RSOX), the oil and natural gas production, exploitation, and development company focused on the Permian Basin in the USA, is pleased to announce its results for the fiscal year ended 30 June 2009, which reflect the Company’s flotation on the AIM market of the London Stock Exchange on 17 July 2008 and the corporate events that immediately preceded the flotation.

Highlights

Operational Highlights

•                  Began first phase of its capital program after flotation

•                  Adjusted to drop in commodity prices by reducing costs and temporarily shutting in wells

•                  Cooper Jal water injection currently in excess of 18,000 barrels per day

•                  Completed facility work on several properties

•                  Initiated first stage of recompletion program at Cooper Jal

•                  Produced over 189,000 barrels of oil and over 237,000 MCF of gas for an average of 650 barrels of oil equivalent per day (“boe/d”)

•                  30 June net production of 660 boe/d

•                  Proved reserves of 14.3 million barrels of oil equivalents (“MMboe”) as of 1 July 2009

•                  Proved and probable reserves stand at 29.4 MMboe as of 1 July 2009

Financial Highlights

•                  Oil and gas revenues of $14.2 million

•                  Unrealized gain from hedging activities of $11.5 million

•                  Income before taxes of $2.7 million

•                  Net Income of $6.1 million

•                  Re-financed senior facility at year-end

Post Period Update

•                  Acquired workover rig operations, building and yard from Torch

•                  Executed merger agreement with Cano Petroleum

Jay Lendrum, Chief Executive Officer of Resaca, commented:

“During the last fiscal year, the downturn in oil prices created difficult times in our industry.  In response to these conditions, like most companies, we were forced to adapt and adjust our development plans.  The low price environment dictated a much more conservative approach than we anticipated at the time of our IPO.  As we finished the year, we achieved our target water injection levels at our largest field and believed that we gained a greater understanding of our properties. As we move forward in the new fiscal year, we look forward to further implementing our recompletion program at Copper Jal and executing our merger with Cano. At the time of our IPO, our stated objectives were to exploit our existing property base and pursue merger and acquisition opportunities.  We believe we found an excellent strategic merger partner in Cano and intend to pursue additional merger and acquisitions as the year progresses.”

For further information please contact:

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Dennis Hammond, President	+1 713-753-1281
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0)20 7466 5000
Tim Thomson Catherine Breen Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0)20 7107 8000
Jonathan Wright Richard Redmayne

RBC Capital Markets (Joint Broker)	+44 (0)207 653 4667
Sarah Wharry

Forward Looking Statements

Safe-Harbor Statement — Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Resaca intends that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates or forecasts of reserves, estimates or forecasts of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Resaca to obtain additional capital, and other risks and uncertainties described in Resaca’s financial statements and the Company’s filings with the Securities and Exchange Commission. The historical results achieved by the Company are not necessarily indicative of its future prospects. Resaca undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHIEF EXECUTIVE OFFICER’S STATEMENT

I am pleased to present the Report and Accounts for Resaca Exploitation for the year ended 30 June 2009.

Year in Review

The year included a number of significant events for Resaca.  We began the period with the completion of our initial public offering and followed with the implementation of the first phase of our capital program.  As commodity prices dropped during the period, we responded by taking measures to reduce administrative and operating costs and we shut-in some of our high operating cost wells.  Over the year, we prioritized our operations in response to depressed oil prices and analyzed the results of our program to date. When prices improved, we restored most of our shut-in wells back to production. At the end of the year, we successfully refinanced our senior debt facility with CIT in a difficult credit market and we achieved our target water injection levels at Cooper Jal.  We are pleased to see results of this additional water injection and will continue to monitor this flood before initiating any additional new drills.  Throughout the year, we gained a greater understanding of our properties and continued to implement our exploitation plan, with the ultimate objective of CO2 tertiary recovery on our primary properties.

After we closed the year, we successfully recompleted the first well in our re-frac program and acquired workover rigs operations from Torch.  We are currently preparing cost estimates and pursuing partner approvals to begin the second phase of our re-frac program. In addition, we continue to upgrade our equipment and facilities to maximize production.  Waterflood optimization continues across our properties as well.

Outlook

We are bullish on oil prices and look forward to continued price improvement.  We also believe this is an excellent time to aggregate assets that fit our exploitation strategy. As we stated at the time of our IPO and have confirmed on several occasions since then, we plan to grow our reserve base by merger and acquisition in addition to the exploitation of our existing asset base.  The Cano merger is indicative of the type of transaction we will continue to pursue — long life, mature properties with exploitation potential, in this case secondary and tertiary recovery.  As we have communicated earlier this week, we are extremely excited about the Cano transaction and the strategic benefits it provides to our companies and shareholders.  We look forward to closing that transaction over the next 3-5 months, while we continue to pursue other merger and acquisition opportunities as well.

Fiscal year 2009 was an eventful year for Resaca.  Fiscal year 2010 has already provided several exciting events in Resaca’s corporate life and we expect greater things to come.

Jay Lendrum
Chief Executive Officer

Resaca Exploitation, Inc.

Consolidated Balance Sheets

	June 30,
	2009	2008
Assets

Current assets
Cash and cash equivalents	$330,281	$188,457
Restricted cash	367,184	—
Accounts receivable	1,668,007	2,636,359
Prepaids and other current assets	777,518	3,107,202
Deferred tax assets	216,444	—
Total current assets	3,359,434	5,932,018

Property and Equipment, at cost
Oil and gas properties - full cost method	127,079,180	106,964,478
Fixed assets	89,659	6,975
	127,168,839	106,971,453
Accumulated, depreciation, depletion and amortization	(9,580,061)	(6,209,302)
	117,588,778	100,762,151
Other property	164,083	79,999
Total property and equipment	117,752,861	100,842,150

Deferred tax asset	3,216,990	—

Deferred finance costs, net	975,953	977,254

Total assets	$125,305,238	$107,751,422

Liabilities and Owners’ Equity (Deficit)

Current liabilities
Accounts payable and accrued liabilities	$3,025,786	$4,518,313
Due to affiliates, net	1,023,205	6,567,863
Liabilities from price risk management	266,572	5,329,135
Current portion of senior credit facility	—	18,683,333
Total current liabilities	4,315,563	35,098,644

Senior credit facility, net of current portion	31,846,111	62,616,667

Convertible subordinated debt	—	10,000,000

Liabilities from price risk management	2,019,697	8,425,495

Asset retirement obligations	3,939,246	3,533,577

Commitments and contingencies

Owners’ equity (deficit)	83,184,621	(11,922,961)

Total liabilities and owners’ equity (deficit)	$125,305,238	$107,751,422

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.

Consolidated Statements of Operations

	Years Ended June 30,
	2009	2008

Income
Oil and gas revenues	$14,154,035	$18,559,474
Unrealized gain (loss) from price risk management activities	11,468,361	(12,348,851)
Interest and other income	51,640	—
Total income	25,674,036	6,210,623

Costs and expenses
Lease operating expenses	7,873,096	8,671,215
Depreciation, depletion and amortization	3,370,759	2,909,577
Accretion expense	281,290	341,254
General and administrative expenses	2,984,286	1,961,655
Share based compensation costs	4,102,854	—
Inventory write down	318,411	—
Interest expense	4,024,708	9,829,539
Other expense	8,206	—
Total costs and expenses	22,963,610	23,713,240

Income (loss) before taxes	2,710,426	(17,502,617)

Income tax benefit	3,433,434	—

Net income (loss)	$6,143,860	$(17,502,617)

Earnings per share:

Basic weighted-average shares outstanding	92,258,739	n/a
Diluted weighted-average shares outstanding	92,279,536	n/a

Basic earnings per share	$0.07	n/a
Diluted Earnings per Share	$0.07	n/a

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.

Consolidated Statements of Owners’ Equity (Deficit)

Years Ended June 30, 2009 and 2008

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’	Partners’
	Shares	Par value	Capital	Deficit	Equity	Capital

Balance at June 30, 2007						$5,579,656

Net loss						(17,502,617)

Balance at June 30, 2008	—	—	—	—	—	(11,922,961)

Conversion from partnership to corporation	39,625,064	396,251		(12,319,212)	(11,922,961)	11,922,961

Conversion of debt to equity	20,320,545	203,205	9,796,795		10,000,000

Initial public offering, net	32,313,130	323,131	74,537,737		74,860,868

Share based compensation			4,102,854		4,102,854

Net income				6,143,860	6,143,860

Balance at June 30, 2009	92,258,739	$922,587	$88,437,386	$(6,175,352)	$83,184,621	$—

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2009	2008

Cash flows from operating activities
Net income (loss)	$6,143,860	$(17,502,617)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, depletion and amortization	3,370,759	2,909,577
Accretion expense	281,290	341,254
Amortization of deferred finance costs	791,515	273,006
Deferred taxes	(3,433,434)	—
Unrealized (gain) loss from price risk management activities	(11,468,361)	12,348,851
Share based compensation costs	4,102,854	—
Settlement of asset retirement obligations	(2,389)	—
Inventory write down	318,411	—
Changes in operating assets and liabilities:
Accounts receivable	968,352	(872,530)
Prepaids and other current assets	2,011,273	(2,583,712)
Accounts payable and accrued liabilities	(1,492,527)	963,065
Due to affiliates, net	(5,544,658)	5,830,161
Net cash provided by (used in) operating activities	(3,953,055)	1,707,055

Cash flows from investing activities
Restricted cash	(367,184)	—
Investment in oil and gas properties	(19,987,934)	(4,442,717)
Investment in other property	(84,084)	(79,999)
Investment in fixed assets	(82,684)	(3,225)
Net cash used in investing activities	(20,521,886)	(4,525,941)

Cash flows from financing activities
Proceeds from senior credit facility	10,735,000	2,640,000
Payments on senior credit facility	(60,188,889)	—
Proceeds from initial public offering, net of direct expenses	74,860,868	—
Deferred finance costs	(790,214)	(240,000)
Net cash provided by financing activities	24,616,765	2,400,000

Net increase (decrease) in cash and cash equivalents	141,824	(418,886)
Cash and cash equivalents, beginning of year	188,457	607,343
Cash and cash equivalents, end of year	$330,281	$188,457

Supplemental cash flow information
Cash paid during the year for interest	$3,233,193	$9,556,533

Non cash investing and financing activities:
Establishment of asset retirement obligations	$126,768	$—
Conversion of debt to equity	$10,000,000	$—

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note A - Organization and Nature of Business

Resaca Exploitation, L.P. (the “Partnership”) was formed on March 1, 2006 for the purpose of acquiring and exploiting interests in oil and gas properties located in New Mexico and Texas and to conduct, directly and indirectly through third parties, operations on the properties.  The Partnership was funded and began operations on May 1, 2006.  Resaca Exploitation, G.P. served as the sole general partner (.667%) and various limited partners owned the remaining 99.333%.  Under the terms of the Limited Partnership Agreement, profits and losses were allocated to the general partner and limited partners based upon their ownership percentages.

On July 10, 2008, the Partnership converted from a Delaware partnership to a Texas corporation and became Resaca Exploitation, Inc. (“Resaca”).  Following conversion, the Company became subject to federal and certain state income taxes and adopted a June 30 year end for federal income tax and financial reporting purposes.  On July 17, 2008, Resaca Exploitation, Inc. completed an initial public offering (the “Offering”) on the Alternative Investment Market of the London Stock Exchange.  In the initial public offering, the Company raised $83.4 million before expenses (see Note G).

Resaca Operating Company (“ROC”), a wholly-owned subsidiary, was formed on October 16, 2008 for the purpose of operating the Company’s oil and gas properties.  Activities for ROC are consolidated in the Company’s financial statements.  Resaca and ROC are referred to collectively as “the Company”.

Note B - Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation: The consolidated financial statements include the accounts of Resaca and ROC.  All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents:  Cash in excess of the Company’s daily requirements is generally invested in short-term, highly liquid investments with original maturities of three months or less.  Such investments are carried at cost, which approximates fair value and, for the purposes of reporting cash flows, are considered to be cash equivalents.  The Company maintains its cash in bank deposits with various major financial institutions.  These accounts, at times, exceed federally insured limits.  Deposits in the United States of America are currently guaranteed by the Federal Deposit Insurance Corporation up to $250,000.  The Company monitors the financial condition of the financial institutions and has not experienced any losses on such accounts.

Restricted Cash:  The Company collateralizes any open letters of credit with cash (see Note F).  At June 30, 2009 and 2008, the Company had outstanding open letters of credit collateralized by cash of $367,184 and $0, respectively.

Accounts Receivable:  Accounts receivable primarily consists of accrued revenues for oil and gas sales.  Management believes that all receivables are fully collectible at June 30, 2009.  Therefore, no allowance for doubtful accounts was recorded as of June 30, 2009 and 2008.

Inventory: Inventory totaling $732,684 and $312,364 at June 30, 2009 and 2008, respectively, consists of piping and tubulars valued at the lower of cost or market and is included within prepaids and other current assets in the accompanying balance sheets.

Oil and Gas Properties:  Oil and gas properties are accounted for using the full-cost method of accounting.  Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized.  This includes any internal costs that are directly related to acquisition, exploration and development activities, including salaries and benefits, but does not include any costs related to production, general corporate overhead or similar activities.  During the years ended June 30, 2009 and 2008, the Company capitalized $638,942 and $0, respectively in overhead relating to these internal costs.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note B - Summary of Significant Accounting Policies (Continued)

No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves.

Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”).  In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.  In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts.  The excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated.  The Company prepared its ceiling test at June 30, 2009 and 2008, and no impairment was deemed necessary.  Reserve estimates used in determining estimated future net revenues have been prepared by an independent petroleum engineer at year end.

The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired.  The Company currently has no material capitalized costs related to unevaluated properties.  All capitalized costs are included in the amortization base as of June 30, 2009 and 2008.

Depreciation and Amortization:  All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves.  Depreciation of fixed assets is computed on the straight line method over the estimated useful lives of the assets, typically three years.

General and Administrative Expenses:  General and administrative expenses are reported net of recoveries from owners in properties operated by the Company.

Revenue Recognition:  The Company recognizes oil and gas revenues from its interests in oil and natural gas producing activities as the hydrocarbons are produced and sold.

Accounting for Price Risk Management Activities:  The Company periodically enters into certain financial derivative contracts utilized for non-trading purposes to hedge the impact of market price fluctuations on its forecasted oil and gas sales.  The Company follows the provisions of the Statement of Financial Accounting Standards No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, for the accounting of its hedge transactions.  SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the consolidated balance sheet as either an asset or liability measured at fair value and requires that the changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met.  The Company has certain over-the-counter collar contracts to hedge the cash flow of the forecasted sale of oil and gas sales.  The Company did not elect to document and designate these contracts as hedges.  Thus, the changes in the fair value of these over-the-counter collars are reflected in earnings for the years ended June 30, 2009 and 2008.

Income Tax:  The Company is subject to federal income tax, Texas state margin tax, and New Mexico state income tax. The Company follows the guidance in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes and provides deferred income taxes for all significant temporary differences.

The Company follows Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109.  The Interpretation prescribes guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To recognize a tax position, the enterprise determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based solely on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the financial statements.  The amount of tax benefit  recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

B - Summary of Significant Accounting Policies (Continued)

Deferred Finance Costs:  The Company capitalizes all costs directly related to obtaining financing and such costs are amortized to interest expense over the life of the related facility.  During the years ended June 30, 2009 and 2008, the Company incurred and capitalized finance costs of $790,214 and $240,000, respectively.  At June 30, 2009 and 2008, the deferred finance costs balance is presented net of accumulated amortization of $1,526,261 and $734,746, respectively.

Use of Estimates:  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles.  Actual results could differ from those estimates.

Independent petroleum and geological engineers have prepared estimates of the Company’s oil and natural gas reserves at June 30, 2009 and 2008.  Proved reserves, estimated future net revenues and the present value of our reserves are estimated based upon a combination of historical data and estimates of future activity.  We have based our present value of proved reserves on spot prices on the date of the estimate.  The reserve estimates are used in calculating depreciation, depletion and amortization and in the assessment of the Company’s ceiling limitation.  Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded.  Actual results could differ materially from these estimates.

Asset Retirement Obligations:  The Company follows Statement of Financial Accounting Standards No. 143 (“SFAS 143”), Accounting for Asset Retirement Obligations.  SFAS 143 requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.  The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO is measured using expected future cash outflows discounted at the company’s credit-adjusted risk-free interest rate.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments.  To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

The following table is a reconciliation of the asset retirement obligation:

	Years Ended June 30,
	2009	2008

Asset retirement obligation, beginning of the period	$3,533,577	$3,192,323
Liabilities incurred	13,193	—
Liabilities settled	(2,389)	—
Accretion expense	281,290	341,254
Revisions in estimated liabilities	113,575	—
Asset retirement obligation, end of the period	$3,939,246	$3,533,577

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note B - Summary of Significant Accounting Policies (Continued)

Share-Based Compensation:  The Company follows Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”), Share-Based Payment, for all equity awards granted to employees.  SFAS 123(R) requires all companies to expense the fair value of employee stock options and other forms of share-based compensation over the requisite service period.  The Company’s share-based awards consist of stock options and restricted stock.

Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period.  Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding during the period and the dilutive effect of restricted stock awards and the assumed exercise of stock options using the treasury stock method.  Earnings per share information is only presented for the year ended June 30, 2009 as the Company was organized as a partnership during the year ended June  30, 2008.

Accounting Principles Not Yet Adopted

SFAS 141(R): In December 2007, the Financial Accounting Standards Board (“the FASB”) issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”.  Under SFAS 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date.  It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred.  While SFAS 141(R) is effective for business combinations consummated in fiscal years beginning on or after December 15, 2008, any deal costs incurred during the current fiscal year have been expensed at June 30, 2009.  The Company adopted SFAS 141(R) effective July 1, 2009.

SFAS 161: In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”).  SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how such derivative instruments affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for fiscal years beginning after November 15, 2008.  The Company does not expect SFAS 161 to have a material impact on its financial position, results of operations, cash flows, or related disclosures.

Newly Adopted Accounting Principles

SFAS 157:  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 applies to all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements.  SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements.  SFAS 157 was effective for the Company July 1, 2008 and, therefore, the Company adopted SFAS 157 effective on that date.  The adoption of SFAS 157 did not have a material impact on the Company’s financial position, results of operations, or cash flows (See Note I).

Note C - Related Party Transactions

The Company receives support services from Torch Energy Advisors Incorporated (“TEAI”) and its subsidiaries, which include office administration, risk management, corporate secretary, legal services, corporate and litigation legal services, graphic services, tax department services, financial planning and analysis, information management, financial reporting and accounting services, and engineering and technical services.  The Company paid TEAI and a subsidiary of TEAI $1,998,916 and $2,067,659 during the years ended June 30, 2009 and 2008, respectively, for such services.   The majority of such fees are included in general and administrative expenses.

In the ordinary course of business, the Company incurs payable balances with TEAI resulting from the payment of costs and expenses of the Company and from the payment of support services fees.  Such amounts are settled on a regular basis, generally monthly.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note D - Notes Payable

On May 1, 2006, the Company entered into an $85 million Senior Secured Loan Facility (the “Facility”) with third parties.  The Facility included two tranches, A and B, of differing amounts and terms.  The maximum credit amount under Tranche A was $70 million, $50 million of which was funded at closing.   At June 30, 2009 and 2008, the Company had outstanding borrowings of $0 million and $66.3 million, under Tranche A and $0 and $15 million under Tranch B, respectively.  The Tranche B maximum credit amount was $15 million.  The full amount was funded at closing and no additional borrowings were permitted.  Prior to the July 2008 amendment (discussed below), interest accrued on the indebtedness at the one month LIBOR plus 6% (8.5% at June 30, 2008) for Tranche A and interest accrued at the one month LIBOR plus 9% (11.5% at June 30, 2008) for Tranche B.  Interest payments were due monthly.  Scheduled principal payments under Tranche A began on May 1, 2009 and were scheduled to occur monthly, in even increments.  Tranche A was to mature on May 1, 2012. On June 11, 2008, the credit agreement was amended to extend the maturity of Tranche B to August 31, 2008.  The Facility contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt.  On June 26, 2009, the outstanding balance of the Facility was refinanced as described below.

In July 2008, with the proceeds received from the Offering, the Company paid the $15 million outstanding balance on Tranche B which extinguished that portion of the Facility and also repaid $44.3 million of the $66.3 million outstanding on Tranche A.  In conjunction with the partial repayment of Tranche A, the maximum credit amount under Tranche A was lowered to $60 million, a 4% LIBOR floor was added, and certain financial covenants were modified.  The interest rate on outstanding borrowings under the facility was 10% at December 31, 2008.  Recourse for the Facility is limited to the Company, as borrower, and the note is secured by all of Company’s oil and gas properties.

On May 1, 2006, the Company entered into a $10 million Senior Subordinated Secured Convertible Term Loan Facility (“Convertible Debt”) with third parties.  The aggregate loan amount under the Convertible Debt was $10 million, all of which was funded at closing.  Interest was paid quarterly on the Convertible Debt, at a rate of 6% per annum for cash dividends and 8% per annum in the event the Company chose to pay interest in kind (“PIK”).  The lenders could convert their loans, in whole or in part, to ownership interests in the Company at any time at an 18% premium, provided that the minimum conversion loan amount is $500,000.  PIK interest was also able to be converted to ownership interests.  The Company had the right to redeem the subordinated debt after May 1, 2009, but was required to pay an early redemption premium.  Early redemption premium amounts varied in years three, four and five and were designed to ensure the lenders different internal rates of return at those points in time.  To the extent the Convertible Debt was neither redeemed by the Company nor converted by the lenders, the full principal amount was to be due on May 1, 2012.  The Convertible Debt contained, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt.  As of June 30, 2008, the Company was compliant with all of the covenants, as amended, or had obtained a waiver for noncompliance.   Recourse for the Convertible Debt was limited to the Company, as borrower, and the note was secured by all of the Company’s oil and gas properties.  In July 2008, holders of the Convertible Debt converted their notes into stock of the Company.

On June 26, 2009, the Company entered into a $50 million, three-year Senior Secured Revolving Credit Facility (“New Facility”) with CIT Capital USA Inc. (“CIT”) that matures on July 1, 2012.  The New Facility replaced the Facility entered into in 2006 which had converted to a term loan in May 2009 as described above.  The initial borrowing base of the New Facility is $35 million and CIT serves as administrative agent.  Interest on the New Facility is set at LIBOR plus 5.5% subject to a 2.5% LIBOR floor.  Recourse for the New Facility was limited to the Company, as borrower and the note secured by all of the Company’s oil and gas properties.  At June 30, 2009, the interest rate in place was 8.0%.  As a result of this transaction, the Company entered into additional natural gas hedges for January 2011 through June 2012 and additional oil hedges for June 2011 through June 2012.  Additionally, the Company wrote off $536,579 in deferred financing costs associated with the Facility entered into in 2006.  The New Facility contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt.  As of June 30, 2009, the Company was compliant with all of the covenants.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note D - Notes Payable (Continued)

Scheduled maturities as of June 30, 2009 are as follows:

Year Ending June 30,

2010	—
2011	—
2012	—
2013	31,846,111
$31,846,111

Note E - Price Risk Management and Financial Instruments

The Company enters into option contracts for the purpose of hedging the impact of market fluctuations on oil and natural gas production.  At June 30, 2009, the Company was party to energy commodity derivative contracts extending to June 2012.  During the years ended June 30, 2009 and 2008, the average monthly hedged volume of crude oil was 12,000 barrels and 13,500 barrels, respectively.  During the years ended June 30, 2009 and 2008, the average monthly hedged volumes of natural gas were 20,000 MMbtus.  During the period from July 2009 to June 2012, the monthly hedged volumes of oil ranged from 11,000 barrels to 6,000 barrels.  During the period from July 2009 to June 2012, the monthly hedged volumes of natural gas ranged from 20,000 MMbtus to 7,500 MMbtus.

While notional amounts are used to express the volume of puts and over-the-counter options, the amounts potentially subject to credit risk, in the event of nonperformance by the third parties, are substantially smaller.  The Company does not anticipate any material impact to its financial position or results of operations as a result of nonperformance by third parties on financial instruments related to its option contracts.

The carrying amounts of the Company’s cash and cash equivalents, receivables and payables approximate the fair value at June 30, 2009 and 2008 because of their short-term maturities.  The carrying amounts of the Company’s debt instruments at June 30, 2009 and 2008 approximate their fair values due to the interest rates being at market.

Note F — Commitments and Contingencies

The Company, from time to time, is involved in certain litigation arising out of the normal course of business, none currently outstanding of which, in the opinion of management, will have any material adverse effect on the financial position, results of operations or cash flows of the Company as a whole.

The Company has open letters of credit of approximately $367,184 at June 30, 2009 which are fully collateralized by restricted cash balances.

Note G — Initial Public Offering

On July 17, 2008, the Company completed an initial public offering on the Alternative Investment Market of the London Stock Exchange.  In the initial public offering, the Company raised $83.4 million before expenses. Proceeds received were used to repay outstanding borrowings on the Facility, extinguish the balance outstanding to its affiliates, and purchase an overriding royalty interest from a third party covering all of its existing oil and gas properties for $7 million.  In conjunction with the initial public offering, certain officers and directors were granted restricted stock awards for an aggregate 4.1 million shares of our common stock that vest ratably over three years, and, 1.7 million stock options, each option to purchase one share of our common stock at an exercise price of 1.34 British pounds per share.  The options vest ratably over three years and will expire on July 17, 2016.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note H — Share-Based Compensation

The Company has adopted a Share Incentive Plan (“The Plan”) to foster and promote the long-term financial success of the Company and to increase shareholder value by attracting, motivating and retaining key personnel.  The Plan is considered an important component of total compensation offered to key employees and outside directors.  The Plan consists of stock option and restricted stock awards.  The Company expenses the fair-value of the share-based payments over the requisite service period of the awards.  At June 30, 2009, there was $8,744,330 in unrecognized compensation expense to be recognized over the next 2.56 years.  The stock options and restricted stock both vest over a 3 year period.  At June 30, 2009 there were 1,756,787 stock options and 4,105,515 shares of restricted stock outstanding.  Additionally, the Board of Directors has the ability to authorize the issuance of another 950,000 stock options to key personnel.

The following summary represents restricted stock awards outstanding at June 30, 2009:

		Grant Date
	Shares	Fair Value
Awards outstanding at June 30, 2008	—	—
Restricted Shares granted	4,105,515	$11,018,184
Restricted Shares sold or forfeited	—	—
Awards outstanding at June 30, 2009	4,105,515	$11,018,184

For stock options, the Company determines the fair value of each stock option at the grant date using a Black-Scholes model, with the following assumptions used for the grants made on July 17, 2008 and January 21, 2009:

Risk-free interest rate	3.35%
Volatility factor	50%
Expected dividend yield percentage	0%
Weighted average expected life	3.5 years

All stock option awards have a 3 year vesting period and expire 5 years after the vesting date.  A summary of stock options awarded during the 12 months ended June 30, 2009 is as follows:

		Average	Grant Date
	Shares	Exercise Price	Fair Value
Options outstanding at June 30, 2008	—	—
Shares awarded	1,756,787	$2.16	$1,829,000
Shares exercised or forfeited	—	—
Options outstanding at June 30, 2009	1,756,787	$2.16	$1,829,000

A summary of stock options outstanding at June 30, 2009 is as follows:

		Converted	Option Awards	Remaining	Option Awards
Grant Date	Exercise Price	Exercise Price*	Outstanding	Option Life	Exercisable
07/17/08	£1.34	$2.21	1,706,787	7.05	—
01/21/09	£0.23	0.38	50,000	7.56	—
		$2.16	1,756,787	7.06	—

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

*Exercise prices are denominated in British pounds and have been converted at a rate of $1.652 USD/GBP.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note I — Fair Value Measurements

SFAS 157 requires enhanced disclosures regarding the assets and liabilities carried at fair value.  The pronouncement establishes a fair value hierarchy such that “Level 1” measurements include unadjusted quoted market prices for identical assets or liabilities in an active market, “Level 2” measurements include quoted market prices for identical assets or liabilities in an active market which have been adjusted for items such as effects of restrictions for transferability and those that are not quoted but observable through corroboration with observable market data, including quoted market prices for similar assets, and “Level 3” measurements include those that are unobservable and of a highly subjective measure.

The Company utilizes the market approach for recurring fair value measurements of its oil and gas hedges.  The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that are accounted for at fair value on a recurring basis as of June 30, 2009.  As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Market Prices	Significant Other	Significant
	for Identical	Observable	Unobservable
	Items (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Assets:
Oil and Gas Hedges	—	—	—	$—
Total Assets	—	—	—	$—

Liabilities:
Oil and Gas Hedges	—	2,286,269	—	$2,286,269
Total Liabilities	—	2,286,269	—	$2,286,269

Total Net Liabilities	—	2,286,269	—	$2,286,269

Note J — Income Taxes

Upon conversion from a partnership to a corporation on July 10, 2008, the Company recorded a $4.4 million deferred income tax asset for the difference between the book basis and the tax basis of the assets and liabilities on that date.  Based upon the Company’s generation of book income in the current period and the anticipated future sources of taxable income from the reversal of existing temporary differences and the Company’s current reserve analyses for projected future book earnings, the Company believes that it will more likely than not realize the benefit of its deferred tax assets during their respective carryforward period.  Accordingly, the income tax benefit was recorded to earnings for the twelve months ended June 30, 2009.

The Company’s income tax benefit is composed of the following:

Year Ended June 30, 2009
Current income tax benefit
Federal	$—
State	—
Total current tax benefit	—
Deferred income tax benefit
Federal	3,147,909
State	285,525
Total deferred tax benefit	3,433,434
Total income tax benefit	$3,433,434

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note J — Income Taxes (Continued)

Significant components of net deferred tax assets at June 30, 2009 are as follows:

Year Ended June 30, 2009
Current
Deferred tax assets:
Unrealized loss on commodity derivatives	$98,632
Inventory impairment	117,812
Net current deferred tax asset (liability)	$216,444

Long-Term
Deferred tax assets:
Deferred Compensation Expense	$1,518,055
Net operating loss carryovers	5,774,952
Unrealized loss on commodity derivatives	747,288
Amortization of loan costs	198,534
Total long-term deferred tax assets	8,238,829
Deferred tax liabilities:
Depreciation, depletion and amortization	(5,021,839)
Total long-term deferred tax liabilities	(5,021,839)

Net long-term deferred tax asset	$3,216,990

The following reconciles our income tax expense to the amount calculated at the statutory federal income tax rate:

Year Ended June 30, 2009
Income tax expense at statutory rate	$948,649
State taxes, less federal benefit	52,868
Deferred tax benefited recorded on conversion to corporation	(4,411,495)
Income attributable to period as partnership	(26,204)
Permanent and other	2,748
Income tax benefit	$(3,433,434)

At June 30, 2009, the Company has a net operating loss (“NOL”) carryforward for federal income tax purposes of approximately $15.6 million.  The NOL will expire on June 30, 2029.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Note J — Income Taxes (Continued)

The Company and its subsidiaries file federal income tax returns with the United States Internal Revenue Service (“IRS”) and state income tax returns in Texas and New Mexico.  The Company’s tax returns are subject to examination by appropriate taxing authorities, however, none are under examination at this time.

The Company adopted FIN 48 for the twelve months ended June 30, 2009 as described in Note B. The adoption did not have an impact on the financial statements of the Company as there were no uncertain tax positions at the date of adoption.

There were no changes in unrecognized tax benefits during the 12 months ended June 30, 2009.  All tax benefits recognized relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions.

Note K — Stockholders’ Equity

As described in Note A, the Company converted from a partnership to a corporation on July 10, 2008.  As such, partners’ capital was converted to stockholders’ equity.  At June 30, 2009, stockholders’ equity was composed of the following:

Common Stock ($.01 par value)	$922,587
Additional Paid-in Capital	88,437,386
Accumulated Deficit	(6,175,352)
Total Stockholders’ Equity	$83,184,621

At June 30, 2009, the Company had 230,000,000 common shares authorized and 92,258,739 shares issued and outstanding.

Note L — Employee Benefit Plans

Under the Resaca Exploitation, Inc 401(k) Plan (the “Plan”) established in fiscal year 2009, contributions are made to the Plan by qualified employees at their election and our matching contributions to the Plan are made at specified rates.  Our contribution to the Plan in fiscal year 2009 was $16,043.

Note M — Liquidity

As of June 30, 2009, the Company has an accumulated deficit of $6,175,352 and a working capital deficit of $956,129.  Management believes that borrowings currently available to the Company under the Company’s New Facility ($3,153,889 at June 30, 2009) and anticipated cash flows from operations will be sufficient to satisfy its currently expected capital expenditures and working capital obligations through fiscal year 2010.

Note N — Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date but before the financial statements are issued.  The Company evaluated such events and transactions through September 29, 2009 when the financial statements were issued.

On July 1, 2009, the Company acquired certain workover rigs, reversing units and related assets from Permian Basin Well Services, LLC (“PBWS”) in exchange for 3,320,250 newly issued shares of the Company’s common stock, valued at $1,594,000.  PBWS is a wholly-owned subsidiary of TEAI.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

Introduction

The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes thereto.  The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance.  The forward-looking statements are dependent upon certain events, risks and uncertainties that may be outside our control.  Our actual results could differ materially from those discussed in these forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, economic and competitive conditions, regulatory changes, estimates of proved reserves, potential failure to achieve production from development projects, capital expenditures and other uncertainties, as well as those factors discussed below, particularly in “Risks Related to our Company and the Oil and Gas Industry” and “Cautionary Statement Concerning Forward-Looking Statements,” all of which are difficult to predict.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview of Our Company

Resaca Exploitation, Inc., a Texas Corporation, (“the Company”) is engaged in the acquisition and exploitation of oil and gas properties located in New Mexico and Texas and the operation of these properties directly and indirectly through third parties.  The Company was founded in 2006 and is headquartered in Houston, Texas.  On July 17, 2008, the Company completed an initial public offering on the Alternative Investment Market of the London Stock Exchange.  In the initial public offering, the Company raised $83.4 million before expenses.

In accordance with full cost accounting rules, we are subject to a limitation on capitalized costs.  The capitalized cost of oil and gas properties, net of accumulated depreciation, depletion, and amortization, may not exceed the estimated future net cash flows from proved oil and gas reserves discounted at 10%, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects, which is known as the ceiling limitation.  If capitalized costs exceed the ceiling limitation, the excess must be charged to expense.  We did not have any adjustment to earnings due to the ceiling limitation for the periods presented herein.

Results of Operations

Year Ended June 30, 2009 Compared to Year Ended June 30, 2008

Income:  Total income increased $19.5 million for the year ended June 30, 2009 when compared to the year ended June 30, 2008.  The increase was primarily attributable to a $23.8 million change in the unrealized value of our oil and gas hedges from a loss of $12.3 million in the prior year to a gain of $11.5 million in the current fiscal year. This increase was offset by a $4.4 million decrease in oil and gas revenues due primarily to lower oil and gas prices.

Costs and Expenses: Total costs and expenses decreased $0.7 million for the year ended June 30, 2009 when compared to the year ended June 30, 2008.  This $0.7 million decrease was comprised of the following:

•                  Lease operating expenses decreased $0.8 million due to a reduction in the well maintenance projects performed by the Company.

•                  General and administrative expenses increased $1.0 million in the year ended June 30, 2009.  The increase was attributable to the hiring of key personnel and management to support the growth of the business and also higher administrative costs associated with being a public company.

•                  Share-based compensation costs of $4.1 million were recognized in the current year versus zero in the previous year.  This expense stems from the award of restricted stock and stock options to key members of management to promote the success of the Company.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

•                  The Company recognized an inventory writedown of $0.3 million as the market value of tubular inventory declined significantly at the end of the fiscal year.

•                  Depletion, depreciation, and amortization increased by $0.5 million due to a reduced reserve base.

•                  Net interest expense declined by $5.8 million in the year ended June 30, 2009.  The decrease was mostly due to a $63.3 million reduction in outstanding debt during the year ended June 30, 2009.

Liquidity and Capital Resources

Summary

Our cash flows from operations are significantly affected by the market prices for oil and natural gas at the time of sale, our production output, and the success of our exploitation activities.  Our hedge positions reduce our exposure to declines in oil and gas prices.

At June 30, 2009, we had $0.3 million of cash on hand and $31.8 million of total debt outstanding.  We intend to draw on our $35 million senior loan facility (borrowing capacity of $3.2 million at June 30, 2009) to help fund our capital development program and for selective acquisitions.

The current worldwide financial crisis has reduced the availability of liquidity and credit. Continued disruption of the credit markets could adversely affect our ability to implement our exploitation plan and limit our ability to expand our asset base, which could materially impact our results of operations, financial position or cash flows.  Notwithstanding the current market conditions, Management believes it is well positioned in this market and intends to leverage the many relationships with energy lenders and other capital providers that it has developed over their extensive careers in the oil and gas industry to endure these difficult times.

Capital Expenditures

We have made and will continue to make significant capital expenditures in the development and production of our oil and gas reserves.  Our capital expenditures for the year ended June 30, 2009 were $20.0 million, a $15.5 increase over the year ended June 30, 2008.

We expect to spend an additional $3 million on capital expenditures during the 2010 fiscal year.  Those expenditures will focus primarily on the Cooper Jal and Jordan San Andres properties and will include facility upgrades, waterflood optimization, pumping unit upgrades, fracture stimulation work, and water injection well cleanouts.  There are currently no new wells scheduled to be drilled or behind pipe workovers expected to be completed in the near term.

Substantially all of our future capital expenditures are discretionary based on our ability to draw down on our existing credit lines as our cash flow from operations is not currently adequate to meet our immediate investment needs.

Cash Flow Activity

Operating Activities.  Cash flows from operating activities decreased $5.7 from $1.7 for the year ended June 30, 2008 to ($4.0) million for the year ended June 30, 2009.  Net income adjusted for non cash transactions increased $1.7 million from ($1.6) million in the prior year to $0.1 million in the current period.  This addition was offset by a $4.0 million decrease in net working capital.

Investing Activities.  Cash flows used in investing activities increased by $16.0 million to $20.5 million for the year ended June 30, 2009 from $4.5 million in the prior year.  The increase was primarily due to investments of $20.0 million in our oil and gas properties.

Financing Activities.  Cash flows provided by financing activities increased $22.2 million to $24.6 million for the year ended June 30, 2009.  Cash flows provided by financing activities were $2.4 million during the year ended June 30, 2008.  The increase was primarily due to $74.9 million being provided by our initial public

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

offering offset by $44.3 million and $15.0 million used to paydown Tranche A and Tranche B, respectively, of our credit facility.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of our financial statements requires us to make assumptions and prepare estimates that affect the reported amounts of our assets and liabilities and revenue and expenses.  We base our estimates on historical experience and various other assumptions that we believe are reasonable, however, actual results may differ from such estimates.

Independent petroleum and geological engineers have prepared estimates of the Company’s oil and natural gas reserves at June 30, 2009 and 2008.  Proved reserves, estimated future net revenues and the present value of our reserves are estimated based upon a combination of historical data and estimates of future activity.  We have based our present value of proved reserves on spot prices on the date of the estimate.  The reserve estimates are used in calculating depreciation, depletion and amortization and in the assessment of the Company’s ceiling limitation.  Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded.  Actual results could differ materially from these estimates.

Risks Related to our Company and the Oil and Gas Industry

Both oil and natural gas prices are unstable and are subject to fluctuation.  The fluctuations in prices may have a material adverse effect on the Company’s business, financial condition, results of operations, and cash flows.

There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves and the future cash flows attributable to such reserves.  Any significant revision in the inherent estimates and assumptions will materially affect the quantities and present value of our reserves.

There is no assurance that economically viable and commercial quantities of oil and natural gas, if any, can be recovered from the Company’s existing or future project areas.  No assurance can be given that when commercial reserves are discovered the Company will be able to realize the value of such reserves as intended.

Delays in the drilling, workover, recompletion, refracturing, waterflood and CO2 injection projects or other technical difficulties may result in the Company’s current or future projected target dates for production being delayed or further capital expenditure being required.

The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, occupational and health hazards, technical failures, labor disputes, unusual or unexpected geological formations and extended interruptions due to inclement or hazardous weather conditions, explosions and other accidents.

The Company’s strategy depends partly on its ability to make additional acquisitions of oil and natural gas properties.  The Company cannot guarantee that it will be able to identify appropriate properties or negotiate acquisitions on favorable terms or that it will be able to obtain the financing necessary to complete such future acquisitions.

The Company’s future value depends on finding and developing reserves.  There is no certainty that the Company will obtain any further production rights or that any exploitation activities will result in the discovery of commercial quantities of oil and natural gas reserves.

Future development and exploitation of the Company’s properties may be dependent upon the Company’s ability to obtain suitable financing.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

The oil and gas industry is highly competitive, which may adversely affect our ability to succeed.

As the Company is involved in oil and natural gas drilling and exploitation, it is subject to extensive environmental and safety regulations.  While the Company believes that its current provision for compliance with the environmental laws and regulations of the countries in which it operates is reasonable, any future changes and developments in environmental regulation may adversely affect its operations, results, or financial position.

Cautionary Statement Concerning Forward-Looking Statements

We based our forward-looking statements on our current expectations, estimates and projections about ourselves and our industry.  We caution that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict.  In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate.  Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in the forward-looking statements.  Differences between actual results and any future performance suggested in these forward-looking statements could result from a variety of factors, including those listed above.